

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 27, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Vodafone Group Plc, under the Exchange Act of 1934.

- U.S.$1,750,000,000 4.875% Notes due June 2049

- U.S.$500,000,000 5.125% Notes due June 2059

Sincerely,